PROPANC BIOPHARMA, INC.

6 Butler Street, Camberwell

VIC, 3124 Australia

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Life Sciences

Attn: Courtney Lindsay and Joe McCann

Re:	Propanc Biopharma, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 17, 2020
File No. 333-238240

Dear Mr. Lindsay and Mr. McCann,

By letter dated July 29, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Propanc Biopharma, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-238240) filed with the Commission on July 17, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. Changes will be reflected in the Company’s Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”), which the Company intends to file on or about the date hereof.

1. We note your response to prior comment 1 and reissue it in part. Please revise the third and fourth paragraphs of the cover page to reflect that the warrants are outstanding. In this regard, we note that you continue to disclose that “we” are offering warrants. Similarly, revise the first sentence of your Use of Proceeds section on page 39 to indicate that the selling stockholder is offering common stock rather than units.

Response: The Company has made the requested edits to the Amendment to address the Staff’s comments.

Thank you for your assistance in reviewing this filing. Please feel free to contact me at +61-03-9882-6723.

Very Truly Yours,

/s/ James Nathanielsz

James Nathanielsz
Chief Executive Officer
6 Butler Street, Camberwell
VIC, 3124 Australia
+61-03-9882-6723